October 6, 2006	Diane Fernandes (617) 951-7760 diane.fernandes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	Mary A. Cole, Esq.

Re:	SEC Comment Letter dated September 18, 2006 Kohlberg Capital, LLC Form N-2 filed August 18, 2006 File Nos. 333-136714; 814-00727

Ladies and Gentlemen:

On behalf of Kohlberg Capital, LLC, a Delaware limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form N-2 (the “Registration Statement”). A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This Amendment reflects certain revisions to the Registration Statement, as filed with the Commission on August 18, 2006, in response to comments received from the Staff of the Commission (the “Staff”) in a letter to Diane Fernandes of Ropes & Gray LLP dated September 18, 2006 and telephonically on September 26, 2006. This Amendment also updates certain other information and includes additional information previously omitted.

For your convenience, the Company is supplementally providing to the Staff one typeset copy of Amendment No. 1 to the Registration Statement, which has been marked to indicate the changes from the Registration Statement, as filed with the Commission on August 18, 2006.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated September 18, 2006 are reproduced, and the Staff’s comments communicated telephonically on September 26, 2006

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are summarized, each in bold and in numerical sequence in this letter. The corresponding responses of the Company are shown below each comment.

Prospectus

COMMENT 1

The name of the Company as it appears on the cover and the name on the inside front cover do not correspond. Please conform the disclosure.

RESPONSE TO COMMENT 1

The Company supplementally advises the Staff that the name on the cover, “Kohlberg Capital, LLC,” is currently the name of the Company. However, after the effectiveness of the Registration Statement but prior to the issuance of common stock in this offering, the Company will file an election with the Secretary of State of the State of Delaware to convert from a Delaware limited liability company to a Delaware corporation in accordance with the procedure for such conversion set forth in the Company’s limited liability company agreement, Section 216 of the Delaware Limited Liability Company Act and Section 265 of the Delaware General Corporation Law. In connection with such conversion, the name of the Company will be changed to “Kohlberg Capital Corporation.” Because “Kohlberg Capital Corporation” will be the name of the Company at the time of the offering, the Company has used that name on the prospectus cover page and throughout the prospectus included in the Registration Statement. The Company will update its name in the EDGAR database following its conversion to Kohlberg Capital Corporation.

Inside front cover

COMMENT 2(a)

Please disclose whether the Company is diversified or non-diversified.

RESPONSE TO COMMENT 2(a)

The Registration Statement has been revised on the cover page of the prospectus and pages 1, 36 and 40 in response to this comment.

COMMENT 2(b)

Disclose the amount of immediate dilution to be experienced by purchasers in the initial offering.

RESPONSE TO COMMENT 2(b)

The Company respectfully directs the Staff to Item 1 and Item 2 of Form N-2, neither of which specifically requires that the amount of immediate dilution be disclosed on the cover page of the

Securities and Exchange Commission	October 6, 2006

prospectus. The Company has, however, included a cross-reference on the cover page of the prospectus to the disclosure contained on page 33 of the prospectus, where the amount of immediate dilution to be experienced by purchasers in the initial offering together with a description of the several assumptions underlying the calculation of that amount is disclosed.

COMMENT 2(c)

In a supplemental letter to the staff, describe in greater detail the “strategic relationship” between the Company and Kohlberg & Co. and analyze whether the relationship contemplated violates the affiliated transaction provisions of Section 57 of the Investment Company Act of 1940 (“1940 Act”).

RESPONSE TO COMMENT 2(c)

The Company supplementally advises the Staff that the “strategic relationship” (the “Strategic Relationship”) between the Company and Kohlberg & Co., L.L.C. (“Kohlberg & Co.”) refers to (1) the initial inclusion of three co-managing partners of Kohlberg & Co. on the Company’s Board of Directors, (2) the initial inclusion of two of those co-managing partners on the Company’s Investment Committee, and (3) the transactions provided for in the License and Referral Agreement between the Company and Kohlberg & Co. (the “License and Referral Agreement”), a copy of which is filed as Exhibit k.5 to the Registration Statement, and the Transition Services Agreement between the Company and Kohlberg & Co. (the “Transition Services Agreement”), a copy of which is filed as Exhibit k.4 to the Registration Statement. As described in the Registration Statement, pursuant to the License and Referral Agreement, Kohlberg & Co. has agreed to notify the Company of certain investment opportunities that may be of interest to the Company. In addition, pursuant to the License and Referral Agreement, Kohlberg & Co. has granted to the Company a royalty-free license to use the “Kohlberg” name in the name of the Company for a period of not less than five years, subject to specified early termination rights. The Company will not pay any compensation to Kohlberg & Co. under the License and Referral Agreement. The Transition Services Agreement involves the provision of certain administrative and related services by Kohlberg & Co. to the Company for a period (not expected to exceed 180 days) after the acquisition by the Company of Katonah Debt Advisors, L.L.C. (“KDA”). Kohlberg & Co. will be reimbursed by the Company for certain expenses incurred under the Transition Services Agreement but will not receive any other compensation under the Transition Services Agreement.

The Company does not believe that the Strategic Relationship constitutes a prohibited affiliated transaction under Section 57 of the Investment Company Act of 1940, as amended (the “1940 Act”). The Strategic Relationship does not violate any of Sections 57(a)(1), 57(a)(2), or 57(a)(3) of the 1940 Act because the Strategic Relationship does not involve the Company and Kohlberg & Co. buying property or securities from, or selling property or securities to, each other, and does not involve Kohlberg & Co. borrowing money or other property from the Company. Furthermore, the Strategic Relationship does not result in a violation of Section 57(a)(4) of the 1940 Act or the corresponding Rule 17d-1 promulgated under the 1940 Act, which rule is applicable to business development

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companies (“BDCs”) through the application of Section 57(i) of the 1940 Act. “Joint enterprise or other joint arrangement or profit-sharing plan” is defined in Rule 17d-1(c) to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of…such registered investment company, or any affiliated person of such a person…, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…” Some element of combination or profit motive must generally be present for Section 17(d) (and corresponding Section 57(a)(4)) and Rule 17d-1 to apply.

The Strategic Relationship involves membership of certain of Kohlberg & Co.’s co-managing partners on the Company’s Board of Directors and Investment Committee, an agreement to notify the Company of certain investment opportunities without the receipt of compensation therefor, the provision of certain administrative services on a temporary basis and a royalty-free license, subject to certain limitations, to use the “Kohlberg” name in the name of the Company. As a result, the Company does not believe that the Strategic Relationship results in a violation of Section 57(a)(4) of the 1940 Act or Rule 17d-1 promulgated under the 1940 Act because it does not involve any undertaking or enterprise in which the Company and Kohlberg & Co. participate jointly or jointly and severally or share in the profits of an undertaking or enterprise.

COMMENT 2(d)

In your response letter explain in detail the relationship between the Company and Katonah Debt Advisors (“KDA”). Specifically, analyze whether this entity would be an “eligible portfolio company” under the terms of the BDC provisions of the 1940 Act or whether the Company would be engaged in an operating business (an advisory business) through the activities of a wholly owned subsidiary.

RESPONSE TO COMMENT 2(d)

The Company supplementally advises the Staff that KDA is a wholly-owned eligible portfolio company of the Company. The Company has agreed to acquire 100% of the equity of KDA from affiliates of Kohlberg & Co. pursuant to an Irrevocable Exchange and Subscription Agreement dated August 17, 2006 which is filed as Exhibit K.2 to the Registration Statement.

The Company believes that KDA satisfies the definition of “eligible portfolio company” contained in Section 2(a)(46) of the 1940 Act. KDA is organized under the laws of, and has its principal place of business in, a State of the United States, as required by the first prong of the definition of “eligible portfolio company” contained in Section 2(a)(46)(A) of the 1940 Act. KDA is neither an investment company, as defined in Section 3 of the 1940 Act, nor a company that would be an investment company except for the exclusions from the definition of investment company contained in Section 3(c) of the 1940 Act, as required by the second prong of the definition of “eligible portfolio

Securities and Exchange Commission	October 6, 2006

company” contained in Section 2(a)(46)(B) of the 1940 Act. KDA also satisfies the third prong of the definition of “eligible portfolio company” contained in Section 2(a)(46)(C) of the 1940 Act because it satisfies the conditions set forth in Section 2(a)(46)(C)(i) of the 1940 Act. KDA does not have any class of securities with respect to which a member of a national securities exchange, broker, or dealer may extend or maintain credit to or for a customer pursuant to rules or regulations adopted by the Board of Governors of the Federal Reserve System under Section 7 of the Securities Exchange Act of 1934, as amended. Because KDA satisfies all three prongs of the definition of “eligible portfolio company” set forth in Section 2(a)(46) of the 1940 Act, the Company believes that KDA is an eligible portfolio company. As a result, the Company believes that its equity interest in KDA is a security of the type described in Section 55(a)(1) of the 1940 Act because KDA is an eligible portfolio company that was acquired from affiliated persons of KDA in a transaction that did not involve any public offering.

In addition, the Company believes that KDA is an “eligible portfolio company” and that the Company is not engaged in an operating business through the activities of a wholly owned subsidiary because KDA operates as an independent business from the Company. KDA has entered into collateral management agreements with a number of CDO Funds for which it acts as collateral manager and KDA employs its own employees to provide the services required under the collateral management agreements.

The Company further believes that the Company is not engaged in an operating business through the activities of its wholly-owned subsidiary because, under applicable accounting rules, KDA should not be consolidated with the Company for financial reporting purposes.

First, KDA should not be consolidated for financial statement reporting purposes with the Company because KDA is not an investment company. Rule 6.03(c)(1) of Regulation S-X provides that “[c]onsolidated and combined statements filed for registered investment companies shall be prepared in accordance with Rules 3A-01 to 3A-05 except that (i) statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies…” Further, the AICPA Audit and Accounting Guide – Investment Companies states that “Except as discussed in paragraphs 7.05 and 7.06, consolidation or use of the equity method of accounting by an investment company of a non-investment company investee is not appropriate.” Similarly, Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, does not apply to “investments in common stock held by investment companies registered under the Investment Company Act of 1940 or investment companies which would be included under the Act (including small business investment companies) except that the number of stockholders is limited and the securities are not offered publicly.” Under the AICPA Audit and Accounting Guide – Investment Companies, which defines investment company as “an entity that pools

Securities and Exchange Commission	October 6, 2006

shareholders’ funds to provide the shareholders with professional investment management,” KDA is not considered to be an investment company. The AICPA Audit and Accounting Guide – Investment Companies further clarifies that investment companies include “management investment companies, unit investment trusts (UITs), common (collective) trust funds, investment partnerships, certain separate accounts of life insurance companies, and offshore funds. Management investment companies may be open-end funds, usually known as mutual funds, closed-end funds, special purpose funds, venture capital investment companies, small business investment companies (SBICs), and business development companies (BDCs).” Asset managers and investment advisors (including collateral managers) are not included within the definition of investment company.

Rule 6.03(c)(1) of Regulation S-X provides that “[c]onsolidated and combined statements filed for registered investment companies shall be prepared in accordance with Rules 3A-01 to 3A-05 except that (i) statements of the registrant may be consolidated only with the statements of subsidiaries which are investment companies…” Further, the AICPA Audit and Accounting Guide – Investment Companies states that “Except as discussed in paragraphs 7.05 and 7.06, consolidation or use of the equity method of accounting by an investment company of a non-investment company investee is not appropriate.” Similarly, Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, does not apply to “investments in common stock held by investment companies registered under the Investment Company Act of 1940 or investment companies which would be included under the Act (including small business investment companies) except that the number of stockholders is limited and the securities are not offered publicly.”

Paragraph 7.06 of the AICPA Audit and Accounting Guide – Investment Companies provides that a variable interest entity (a “VIE”) is required to be consolidated when the investment company is subject to a majority of the risk of loss from the VIE’s activities or is entitled to receive a majority of the entity’s residual returns or both. Disclosure is also required about VIEs that the investment company is not required to consolidate but in which it has a significant variable interest. However, registered investment companies are not required to consolidate a VIE unless the VIE is a registered investment company.

Second, the Company believes that KDA should not be consolidated for financial statement reporting purposes with the Company because KDA does not provide all or a substantial portion of its services to the Company. Paragraph 7.05 of the AICPA Audit and Accounting Guide – Investment Companies provides an exception to the general rule discussed above if the “investment company has an investment in an operating company that provides services to the investment company, for example, an investment adviser or transfer agent.” In those cases, the purpose of the investment is to provide services to the investment company rather than to realize a gain on the sale of the investment. If an individual investment company holds a controlling interest in such an operating company, consolidation is appropriate. The Company acknowledges that the Commission has taken the view that consolidation of an entity may be appropriate in circumstances where the entity was established solely for the purpose of providing services to the registered investment company, or was providing a substantial portion of its services to the registered investment company. Because KDA manages

Securities and Exchange Commission	October 6, 2006

collateralized debt obligation funds where the invested capital is provided primarily by third party investors (rather than the Company or any affiliate of the Company), the Company does not believe that KDA should be viewed as providing a substantial portion of its services to the Company.

Because KDA qualifies as an “eligible portfolio company” under the 1940 Act, KDA is operating an independent business from that of the Company and consolidation of the Company and KDA is not appropriate for financial reporting purposes. The Company believes that KDA is an “eligible portfolio company” and that it should not be deemed to be engaged in an operating business through the activities of a wholly owned subsidiary.

COMMENT 2(e)

In the disclaimer before the Table of Contents state that the Company will amend the Registration Statement in the event of material changes to the disclosure in the current Registration Statement.

RESPONSE TO COMMENT 2(e)

The Registration Statement has been revised on the Table of Contents page in response to this comment.

COMMENT 3

Overview – This section states that KDA manages collateralized debt obligation funds (“CDO Funds”). In your response letter describe in detail these CDO Funds and explain who invests in these funds. Analyze whether the transactions contemplated would constitute affiliated transactions under Section 57 of the 1940 Act.

RESPONSE TO COMMENT 3

The Company supplementally advises the Staff that CDO Funds are asset-backed securitization vehicles that invest in bonds, loans, high-yield debt and other types of debt obligations. Each CDO Fund issues multiple tranches of notes, with each tranche bearing interest at a different rate. Each CDO Fund also issues preferred shares or subordinated securities that are designed to share in the residual profits of the CDO Fund, if any, remaining after the CDO Fund has repaid all tranches of outstanding notes, including all interest due thereon. Generally, investors in CDO Funds are financial institutions that are “qualified institutional buyers” as that term is defined in Rule 144A promulgated under the Securities Act, and CDO Fund securities are issued pursuant to exemptions from the registration requirements of the Securities Act. Each CDO Fund is exempt from registration as an “investment company” pursuant to the provisions of Section 3(c)(7) of the 1940 Act.

The Company believes that, following its election to be regulated as a BDC, KDA’s management of the CDO Funds and any possible investment in, or co-investment with, a CDO Fund by the Company will

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not be prohibited by the restrictions on affiliated transactions contained in Section 57 of the 1940 Act. Section 57(b)(1) under the 1940 Act makes the prohibitions (absent SEC approval) on certain joint and principal transactions contained in Section 57(a) of the 1940 Act applicable to “any director, officer, employee, or member of an advisory board” of a BDC or “any person who is, within the meaning of Section 2(a)(3)(C) of [the 1940 Act], an affiliated person of any such person specified in [Section 57(b)(1)].” Similarly, Section 57(b)(2) under the 1940 Act makes Section 57(a) of the 1940 Act applicable to “any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a business development company…or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of any such person specified in [Section 57(b)(2)].” Although KDA is controlled by the Company and the CDO Funds will be controlled by KDA within the meaning of Section 2(a)(3)(C) of the 1940 Act (and therefore both KDA and the CDO Funds will come within the types of persons described in Section 57(b)(2) of the 1940 Act), Rule 57b-1 promulgated under the 1940 Act states that “[n]otwithstanding subsection (b)(2) of section 57 of the [1940] Act, the provisions of subsection (a) of that section shall not apply to any person (a) solely because that person is directly or indirectly controlled by a business development company or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D) of the [1940] Act, an affiliated person of a person described in (a) of this section.” The proposing release for Rule 57b-1 makes it clear that the rule is designed to reflect Congressional intent that SEC approval not be required for transactions between a BDC and its controlled downstream affiliates. See Interim Rules Exempting Business Development Companies and Certain of their Affiliates from Provisions of the Investment Company Act, Investment Company Act Rel. No. 11493 (December 16, 1980).

The Company controls KDA, which, as the collateral manager, controls the CDO Funds. Pursuant to Rule 57b-1 under the 1940 Act, principal and joint transactions between KDA and the CDO Funds are not prohibited by Section 57(a), and principal and joint transactions between the Company and the CDO Funds are not prohibited by Section 57(a), because any such transactions would be between a BDC and its controlled downstream affiliates.

Section 57(d) of the 1940 imposes similar restrictions on transactions with persons described in Section 57(e) of the 1940 Act (although, unlike Section 57(a), under Section 57(d) transactions are permitted if the independent directors make certain findings). However, the Company believes that neither KDA nor any CDO Fund for which KDA acts, or will act, as collateral manager is included within the group of persons described in Section 57(e) of the 1940 Act.

Securities and Exchange Commission	October 6, 2006

COMMENT 4

Will the “strategic relationship” with Kohlberg & Co. (“Kohlberg”) involve the payment of any fees to Kohlberg? If so, who will be responsible for the payment of such fees?

RESPONSE TO COMMENT 4

The Company supplementally advises the Staff that the Strategic Relationship will not involve the payment of any fees to Kohlberg & Co. other than the expense reimbursement provided for under the Transition Services Agreement.

COMMENT 5

Page 2 – This section describes the employees of the Company. Please note that Rule 38a-1 under the 1940 Act mandates that a BDC have a functioning Chief Compliance Officer. Who is serving in that capacity and how is such person being compensated? Will the Company’s CCO review and approve all response letters and revised disclosure documents filed with the Commission?

RESPONSE TO COMMENT 5

The Company supplementally advises the Staff that the Company expects to hire a Chief Financial Officer who will also serve as the Company’s Chief Compliance Officer. The Company is actively searching for a Chief Financial Officer and expects to hire such individual shortly. In any event, the Company supplementally advises the Staff that the Company understands that the Chief Compliance Officer must be in place prior to the Company’s filing of its election on Form N-54A to be regulated as a BDC. The Company further expects that the Chief Financial Officer will be one of the three highest paid officers of the Company and, as such, information regarding such person’s compensation is expected to be included in the table on page 63 of the Registration Statement. The Company will amend the Registration Statement to include the name and biography of the Chief Financial Officer and to include such individual’s expected compensation for the fiscal year ending December 31, 2007 in the Summary Compensation Table on page 63 of the Registration Statement. Because the Chief Compliance Officer has not yet been retained, such person has not reviewed this response letter or the Registration Statement or Amendment No.1 thereto. However the Chief Compliance Officer will review any response letters and disclosure documents filed with the Commission from and after the date on which such person becomes employed by the Company and, in any event, will review the final Registration Statement prior to it being declared effective by the Staff.

Securities and Exchange Commission	October 6, 2006

COMMENT 6

Risks Related to our Investments – Please add the risk of leverage to this section of the Registration Statement.

RESPONSE TO COMMENT 6

The Registration Statement has been revised on page 21 in response to this comment.

COMMENT 7

Risks Related to this Offering – Please disclose the amount of immediate dilution to be experienced by the purchasers in the initial offering.

RESPONSE TO COMMENT 7

The Registration Statement has been revised on page 25 in response to this comment to include the amount of immediate dilution to be experienced by the purchasers in the initial offering.

COMMENT 8

The Offering (Use of Proceeds) – This section states that the proceeds to be used by KDA will in turn be used to repay a credit facility provided by an affiliate of one of the underwriters in the offering. In your response letter analyze this transaction under the affiliated transaction provisions of Section 57 of the 1940 Act.

RESPONSE TO COMMENT 8

The Company supplementally advises the Staff that, as described in the Registration Statement, the Company will use approximately $185 million of the proceeds of the initial public offering to acquire the assets of a special purpose vehicle, Ardsley CLO I, Ltd., that was organized by KDA (the “Special Purpose Vehicle”) in February 2006. The Special Purpose Vehicle will then use such proceeds to repay the amounts outstanding under its credit facility (the “Credit Facility”) with Lehman Commercial Paper Inc. (“Lehman Commercial Paper”), an affiliate of Lehman Brothers Inc. (“Lehman Brothers”), one of the underwriters of the Company’s initial public offering. In connection with the establishment of the Credit Facility, an entity (the “First Loss Entity”) controlled by one of the Company’s proposed directors agreed to fund the first $5 million of losses (if any) that would otherwise be borne by Lehman Commercial Paper if the proceeds from the sale of the Special Purpose Vehicle’s assets are insufficient to repay the Credit Facility.

The Special Purpose Vehicle used the borrowings under the Credit Facility to acquire the assets described above that are being purchased by the Company. The Company believes that the repayment of the Credit Facility by the Special Purpose Vehicle does not constitute a prohibited joint transaction between the Company or KDA and Lehman Brothers, Lehman Commercial Paper, the Special Purpose Vehicle and/or the First Loss Entity under Section 57(a)(4) and Rule 17d-1 promulgated under the 1940 Act, which rule is applicable to business development companies through the application of Section 57(i) of the 1940 Act.

Securities and Exchange Commission	October 6, 2006

For the reasons described in the response to Comment 3 above, the Company believes that the purchase of assets from the Special Purpose Vehicle, which is controlled by the Company’s wholly-owned subsidiary, KDA, will not constitute a transaction prohibited under Section 57 of the 1940 Act.

The Company also believes that the repayment of the Credit Facility by the Special Purpose Vehicle using the funds received from the Company will not constitute a prohibited joint transaction under Section 57(a)(4) of the 1940 Act. As described in the Company’s response to comment 2(c), Rule 17d-1(c) defines a “joint enterprise or other joint arrangement or profit-sharing plan” to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of…such registered investment company, or any affiliated person of such a person…, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking…” Some element of combination or profit motive must generally be present for Section 17(d) (and corresponding Section 57(a)(4)) and Rule 17d-1 to apply.

The Credit Facility was established in March 2006, four months before Kohlberg & Co. determined to pursue organizing a BDC (i.e., the Company) to continue and expand the middle market investment and asset management business of KDA and retained Lehman Brothers to act as principal underwriter for a possible public offering of securities of a BDC. By the terms of the engagement letter with Lehman Commercial Paper and the definitive Credit Facility documents, the Credit Facility was linked to the creation of the Special Purpose Vehicle and was not tied, in any manner, to the organization of a BDC or a public offering of securities of a BDC. In fact, the Credit Facility documents contemplate that the Credit Facility would be repaid by the Special Purpose Vehicle and, as described above, do not contemplate a sale of the underlying assets to a BDC. Because there was no mention of the Company in either the engagement letter with Lehman Commercial Paper or the Credit Facility documents, the Company believes that there is no element of combination present in the transactions and, as a result, the transactions do not constitute a prohibited joint transaction under the 1940 Act.

In Merrill Lynch et. al. (pub. avail. June 16, 1992), the Staff provided no-action relief under Sections 17(a) and 17(d) of the 1940 Act where various sponsors of a new unit investment trust (the “New UIT”) desired to purchase bonds from the issuer or a third party and deposit them into the New UIT. These bonds were previously held by a former unit investment trust (the “Old UIT”) sponsored by the same sponsors and had been sold to the issuer or the third party. In providing the no-action relief, the Staff relied on a representation from the sponsors, among other representations, that the purchase by the sponsors of the redeemed bonds for the New UIT was not part of any arrangement, understanding or practice relating to the original purchase of the bond by the Old UIT (i.e., the two were separate transactions). In Norwest Bank Minnesota, N.A. (pub. avail. May 25, 1995), the Staff provided no-action relief under Section 17(d) of the 1940 Act where registered investment companies compensated custodians affiliated with the companies’ investment adviser for services provided in connection with a securities lending program. In Norwest Bank, the Staff stated that “Section 17(d) and Rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other. Rather, some element of combination is required.” In providing the no-action

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relief, the Staff noted that a service arrangement between a fund and an affiliated person of the fund under which compensation is not based on a share of the revenue generated by the service provider’s efforts is not a joint enterprise or other joint arrangement or profit sharing plan and is outside the scope of Rule 17d-1.

The decision to engage in an initial public offering of securities of the Company and to use a portion of the proceeds of that offering to purchase the assets initially acquired by the Special Purpose Vehicle with the proceeds of the Credit Facility was not part of any plan, arrangement or understanding relating to the Credit Facility. The Credit Facility was linked to the establishment of the Special Purpose Vehicle and did not, in any manner, contemplate the organization of a BDC or a public offering of securities of a BDC. At the time the Credit Facility was established, there was no intention to organize a BDC or offer to the public securities of the BDC. The Company believes that the arms-length Credit Facility extended by Lehman Commercial Paper to the Special Purpose Vehicle should be viewed similarly to the securities lending services provided by an affiliated custodian in Norwest Bank in that the compensation to Lehman Commercial Paper for making the loan (i.e., the interest earned on the Credit Facility) is not based on the revenue of the Special Purpose Vehicle. In addition, the compensation to Lehman Commercial Paper under Credit Facility was not based on, or impacted by, the organization of the Company, the amount of proceeds raised in the Company’s initial public offering or the use of such proceeds by the Company.

The Company believes that the current set of facts can be contrasted with those in Greater Washington Investors, Inc. (pub. avail. May 27, 1988), where a controlling shareholder of a BDC (i.e., an affiliate) agreed to lend money to the BDC provided the BDC would repay the loan as soon as reasonably practicable through a rights offering to its stockholders. Thus, in Greater Washington, the loan by an affiliate of the BDC was expressly tied to the rights offering by the BDC and the Staff concluded that the arrangement did constitute a prohibited joint transaction under Section 57(a)(4) of the 1940 Act. The Company’s facts are distinguishable from those in Greater Washington because the Company’s facts involve two very separate transactions: first, the Credit Facility in connection with the creation of the Special Purpose Vehicle; and, second, the proposed public offering of common stock of the Company (which public offering may or may not ultimately occur). As stated above, at the time the Credit Facility was established for the Special Purpose Vehicle, the Company did not exist. Also, unlike Greater Washington, the lender under the Credit Facility was not an affiliate of the Company at the time the Credit Facility was executed. If the Company’s initial public offering is not completed, the Credit Facility will be repaid by the Special Purpose Vehicle from the proceeds of the issuance of notes to be issued in a traditional collateralized debt obligation fund structure, as was contemplated by all parties to the Credit Facility in March 2006 when the Credit Facility was entered into. Lastly, the Company currently expects to file a Notice of Election to be regulated as a BDC no later than November 2006, at which time the Company will become subject to Section 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act. Thus, the Company will not be subject to the joint transaction provisions of the 1940 Act until approximately eight months after the execution of the Credit Facility.

Securities and Exchange Commission	October 6, 2006

For the reasons described above, the Company believes that the proposed transactions will not result in a violation of Section 57(a)(4) of the 1940 Act or Rule 17d-1 promulgated under the 1940 Act.

COMMENT 9

Fees and Expenses – Please delete the phrase “borne by us” in the “Offering expenses” line item of the fee table.

RESPONSE TO COMMENT 9

The Registration Statement has been revised on page 12 in response to this comment.

COMMENT 10

Fee Table – Please move the footnotes so that they follow the Example.

RESPONSE TO COMMENT 10

The Registration Statement has been revised on pages 11 and 12 in response to this comment.

COMMENT 11

Fee Table – In your response letter, explain why the expenses of employing investment management professionals is not reflected under “Management Fees” instead of under “Other Expenses.” See, Instructions 7.a. and 7.b. to Item 3.1 of Form N-2.

RESPONSE TO COMMENT 11

Instruction 7.a. to Item 3.1 of Form N-2 provides that “‘Management Fees’ include investment advisory fees ... any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates not included as “Other Expenses,” and any expenses incurred within the Registrant’s own organization in connection with the research, selection, and supervision of investments.” Instruction 9 to Item 3.1 of Form N-2 provides that “‘Other Expenses” include all expenses (except fees and expenses reported in other items in the table) that are deducted from the Registrant’s assets and will be reflected as expenses in the Registrant’s statement of operations ...”. The Company supplementally advises the Staff that the Company is internally managed by its executive officers under the supervision of its Board of Directors. As a result, the Company does not pay management fees to an investment adviser. Instead, the Company pays the operating costs (including employee salaries) associated with employing investment management professionals. The Registration Statement has been revised on page 11 to include these operating expenses in the table as “Operating Expenses,” which appears in the fees and expenses table in lieu of the line item “Management Fees.” The disclosure also includes a footnote disclosing

Securities and Exchange Commission	October 6, 2006

the components of such “Operating Expenses.” While Instruction 7.a. could be read to require that the operating costs (including employee salaries) associated with employing investment management professionals be included as “Management Fees,” the Company believes that it would be potentially misleading to investors to list its employment costs as “Management Fees” because that disclosure would imply that the Company is externally managed by a third party investment adviser. The Company believes that including such operating costs as “Operating Expenses” together with the footnote which describes the components of such “Operating Expenses” more accurately reflects the Company’s business as an internally managed BDC.

COMMENT 12

Example – Please delete the phrase “and the expenses in the tables above” in the last paragraph of this section.

RESPONSE TO COMMENT 12

The Registration Statement has been revised on page 12 in response to this comment.

COMMENT 13

Our Board of Directors May Change our Investment Objective – Please disclose that the Company may not change its status as a BDC without shareholder vote.

RESPONSE TO COMMENT 13

The Registration Statement has been revised on page 17 in response to this comment.

COMMENT 14

The Equity in Katonah Debt Advisors (page 18) – The disclosure in this section is confusing. Apparently, the Company has already acquired the equity in KDA and subordinated securities in KDA’s CDO Funds and expects to acquire additional securities from KDA. In your response letter, provide a description of the terms of the effectuated transactions and when they occurred. Distinguish these from the transactions yet to be effectuated. The disclosure further states that the valuation of these assets may not reflect the value that could have been obtained from a transaction with a third party. In your letter, explain why this would not constitute overreaching by an affiliate and why the transaction would not require an exemptive order under the 1940 Act.

Securities and Exchange Commission	October 6, 2006

RESPONSE TO COMMENT 14

The Company supplementally advises the Staff that, pursuant to an Irrevocable Exchange and Subscription Agreement dated August 17, 2006 between the Company, James A. Kohlberg and KAT Associates, LLC, the Company has agreed to acquire 100% of the equity of KDA in exchange for 1,893,000 common units of the Company and a promissory note in the aggregate principal amount of $5 million. The Company further supplementally advises the Staff that, pursuant to an Irrevocable Exchange and Subscription Agreement dated August 17, 2006 between the Company, KKAT Acquisition Company III, LLC, KKAT Acquisition Company IV, LLC, KKAT Acquisition Company V, LLC, KKAT Acquisition Company VII, LLC and KKAT Acquisition Company VIII, LLC, the Company has agreed to acquire certain subordinated securities in CDO Funds managed by KDA and two other asset managers in exchange for 1,233,000 common units of the Company. The Irrevocable Exchange and Subscription Agreements have been filed as Exhibit k.2 and Exhibit k.3 to the Registration Statement. Immediately following consummation of the Company’s initial public offering, the Company will use approximately $185 million of the proceeds from the offering to acquire a portfolio of approximately $185 million in aggregate principal amount of first and second lien loans from Ardsley CLO I, Ltd, a special purpose vehicle that was organized by Katonah Debt Advisors in February 2006.

Although third party offers were not solicited in connection with these transactions, the Company believes that the transactions described above do not constitute overreaching by an affiliate that is prohibited by the 1940 Act for the following reasons.

First, the acquisition by the Company of 100% of the equity of KDA and certain subordinated securities of CDO Funds managed by KDA and two other asset managers will be consummated prior to the filing by the Company on Form N-54A of its election to be regulated as a BDC. Therefore, at the time of the transactions, the prohibitions of Section 57 will not apply to the transactions.

Second, the value attributed to 100% of the equity of KDA and the value attributed to the subordinated equity securities of the CDO Funds represents fair value determined in arm’s-length negotiations between the Company, affiliates of Kohlberg & Co. and the lead underwriter for the Company’s initial public offering.

The value attributed to 100% of the equity of KDA was based on standard investment banking approaches to valuation and relied on three customary sets of analyses: (1) comparable trading values for publicly-traded companies; (2) acquisition multiples for companies acquired in merger and acquisition transactions; and (3) a discounted cash flow analysis of KDA on a standalone basis. The analysis of value based on comparable trading values for publicly traded companies included a discount for KDA’s size and the illiquidity of its equity. The analysis of value based on acquisition multiples for companies acquired in merger and acquisition transactions included a discount for KDA’s size and the valuation was based on a percentage of assets under management at KDA. The discounted cash flow analysis was based on KDA’s projected growth on a standalone basis and net of the capital required to be invested to generate that projected growth.

Securities and Exchange Commission	October 6, 2006

The subordinated equity securities in two of the CDO Funds that were acquired by the Company were valued at cost, due in part to the fact that such securities were originally issued less than 12 months prior to the acquisition of such securities by the Company and the underlying portfolio of investments in the CDO Funds issuing such securities remain relatively unchanged from the date of original issuance of such subordinated securities. The values of the subordinated securities in the other three CDO Funds that were acquired by the Company, and which represent more mature portfolios of investments, were valued using a discounted cash flow analysis of the remaining cash flows available to those securities discounted at a 12% discount rate which represents a standard risk-adjusted rate typically used by new investors in valuation CDO Fund equity. The valuation attributed to the subordinated securities of these CDO Funds represents a discount to initial cost of approximately 50% due to the fact that the initial holders of the CDO Fund equity have already received the benefit of some of the cash flows.

Third, although the acquisition of the portfolio of approximately $185 million in aggregate principal amount of first and second lien loans to be acquired from the Special Purpose Vehicle will occur immediately after the consummation of the Company’s initial public offering and therefore after the filing by the Company of its election to be regulated as a BDC, the portfolio will be acquired for a purchase price that is equal to the cost of such loans to the Special Purpose Vehicle and therefore does not constitute overreaching by an affiliate of the Company.

COMMENT 15

Restructuring – In your response letter, please provide a diagram of the salient features of the restructuring. Our review of the diagram may result in the need for additional disclosure in this section.

RESPONSE TO COMMENT 15

The Company supplementally advises the Staff that a diagram outlining the salient features of the restructuring is attached as Exhibit A to this letter.

COMMENT 16

CDO Fund Securities – Disclose whether there are third party investors in the CDO Funds. Analyze in your letter whether the CDO Funds constitute “eligible portfolio securities” under Section 2(a)(46) of the 1940 Act.

RESPONSE TO COMMENT 16

The Registration Statement has been revised on pages 38 and 43 in response to this comment to state that the securities issued by the CDO Funds are primarily held by third parties. The Company supplementally advises the Staff that it does not generally expect to treat its investments in subordinated securities or preferred stock of CDO Funds as “eligible portfolio companies” as defined

Securities and Exchange Commission	October 6, 2006

in Section 2(a)(46) of the 1940 Act. For example, the CDO Funds in which the Company currently holds an investment are all organized outside of the United States and, as a result, such investments would not meet the definition of “eligible portfolio companies” under Section 2(a)(46) of the 1940 Act.

COMMENT 17

Management Compensation – The disclosure indicates that consultants will be issued stock options. In your letter explain how issuing options to consultants complies with Section 61 of the 1940 Act.

RESPONSE TO COMMENT 17

The Registration Statement has been revised on page 38 in response to this comment to remove the reference to consultants.

COMMENT 18

Fee Income – In your letter explain whether any fees rendered to the Company for providing managerial assistance to portfolio companies are directed to affiliates of the Company.

RESPONSE TO COMMENT 18

The Company supplementally advises the Staff that there is no existing plan or arrangement involving the Company to direct fees, if any, rendered to the Company for providing managerial assistance to portfolio companies to affiliates of the Company.

COMMENT 19

Background (Page 40) – This section states that the CDO Funds invest in below-investment-grade broadly syndicated loans, bonds and other credit instruments. In your letter analyze whether these underlying instruments constitute appropriate investments for a BDC.

RESPONSE TO COMMENT 19

The Company supplementally advises the Staff that the Company believes that the subordinated securities of CDO Funds, and indirectly the underlying investments of the CDO Funds, are appropriate investments for a BDC. Even assuming that the underlying assets of the CDO Funds do not constitute assets of the type described in Section 55(a)(1) through (7) of the 1940 Act (“Qualifying Assets”), the Company does not believe that the investments are problematic under the 1940 Act because, even if the Staff were to take the view that the Company is required to “look through” its investments in the subordinated securities of the CDO Funds to the underlying investments made by the CDO Funds (which the Company does not believe is the correct analysis under Section 55 of the 1940 Act), the

Securities and Exchange Commission	October 6, 2006

Company intends to treat its investments in subordinated securities of CDO Funds as part of the 30% portion of its assets that are not required, under the 1940 Act, to be Qualifying Assets.

The legislative history of the Small Business Incentive Act of 1980 (the “1980 Act”), as well as the plain meaning of Section 55(a) of the 1940 Act, indicate that Congress did not intend to limit the flexibility afforded by the 30% “window” permitted under Section 55(a) of the 1940 Act. The legislative history suggests that a BDC may invest up to 30% of its assets (measured at the time an acquisition is made) in virtually any securities or property (subject to the limits on investments in certain types of companies, such as those set forth in Section 12(d)(3)). See, H.R. Rep. No. 96-1341, at 40-41 (1980); S. Rep. No. 96-958, at 23-24 (1980).; Cong. Record, Sept. 23, 1980, at H. 9333 (statement of Sen. Nelson); Cong. Record, Nov. 19, 1980, at E. 5016 (statement by Cong. Sheuer, one of the principal authors of the bill: “For instance, it was contemplated that window investments could furnish a relatively steady flow of income to cover operating expenses … in addition, a BDC might invest in blue chip securities or other investments through the window to arrange its portfolio to reduce overall risk. Such investments were contemplated when the legislation was drafted by the Committee.”).

Based on the foregoing, the Company believes that a fair reading of Section 55 of the 1940 Act and the legislative history underlying the 1980 Act permit the conclusion that a BDC has the flexibility to make investments such as those contemplated by the Company to be made in subordinated securities of CDO Funds so long as such investments fit within the Company’s 30% “window.”

COMMENT 20

Equity Incentive Plan (Page 62) – This section states that the Company will seek Commission exemptive relief to grant stock-based compensation in exchange for services. In your letter inform us whether your research shows that the Commission has granted such relief in the past.

RESPONSE TO COMMENT 20

The Company supplementally advises the Staff that it would like to issue stock-based compensation in exchange for services to executive officers, directors (including non-employee directors) and other key employees, and will seek exemptive relief from the Commission in order to permit the Company to grant restricted stock awards to such persons. The Company is aware that the Commission recently granted similar exemptive relief to MCG Capital Corporation, a publicly-traded BDC. See, MCG Capital Corporation, Release No. 27258 (March 8, 2006) (notice), Release No. 27280 (April 4, 2006) (order).

Securities and Exchange Commission	October 6, 2006

COMMENT 21

Federal Income Tax Considerations – Please disclose the tax consequences relative to the fee income generated by KDA.

RESPONSE TO COMMENT 21

The Registration Statement has been revised on page 75 in response to this comment.

General Comments

COMMENT 22

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE TO COMMENT 22

The Staff’s comment is noted and the Company supplementally advises the Staff that it will respond to any additional comments raised by the Staff at such time as those comments are provided to the Company.

COMMENT 23

If you intend to omit certain information from the form of Registration Statement included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us in your supplemental letter, preferably before filing the final pre-effective amendment.

RESPONSE TO COMMENT 23

The Company supplementally advises the Staff that it intends to omit information that is customarily omitted in reliance on Rule 430A from a registration statement at the time such registration statement is declared effective. Such omitted information will include the public offering price, the underwriting discount and commissions payable by the Company in connection with the offering and certain calculations and other disclosures that are based upon such pricing-related information.

Securities and Exchange Commission	October 6, 2006

COMMENT 24

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

RESPONSE TO COMMENT 24

The Staff’s comment is noted and the Company is filing, together with this response letter, Amendment No.1 to the Registration Statement as a pre-effective amendment pursuant to Rule 472 under the Securities Act. The response letter indicates the Company’s response to, and any changes made to the Registration Statement as a result of, each comment raised by the Staff, including, as appropriate, a brief statement of the basis for the Company’s position.

ORAL COMMENT RECEIVED ON SEPTEMBER 26, 2006

Disclose the net asset value of the Company on the front cover page.

RESPONSE TO ORAL COMMENT RECEIVED ON SEPTEMBER 26, 2006

The Registration Statement has been revised on the cover page of the prospectus in response to this comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7760 or Craig E. Marcus of our offices at (617) 951-7802.

Very truly yours,

/S/ DIANE FERNANDES
Diane Fernandes
Attachment

EXHIBIT A

Contribution of Katonah Debt Advisors, LLC

1 James Kohlberg and KAT Associates, LLC contributed 100% of the equity of Katonah Debt Advisors, LLC (“KDA”) to Kohlberg Capital, LLC (“Kohlberg Capital”).

2	In exchange, Kohlberg Capital issued to James Kohlberg and KAT

Associates, LLC an aggregate of 1,893,000 common units of Kohlberg Capital.

James Kohlberg

KAT Associates, LLC

Katonah Debt Advisors, L.L.C.

1
2
2
1

Kohlberg Capital, L.L.C.

Contribution of CDO Equity

3

Although the diagram only depicts KKAT Acquisition Company III, L.L.C. as a model, in this step of the restructuring, each of KKAT

Acquisition Company III, L.L.C., KKAT Acquisition Company IV, L.L.C., KKAT Acquisition Company V, L.L.C., KKAT Acquisition Company VII, L.L.C. and KKAT Acquisition Company VIII, L.L.C. contributed all of the preferred shares or subordinated securities, as applicable, of Katonah III, Ltd., Katonah IV, Ltd., Katonah V, Ltd., Katonah VII CLO Fund Ltd. and Katonah VIII CLO Fund Ltd., respectively, held by them to Kohlberg Capital.

4

In exchange, Kohlberg Capital issued to KKAT Acquisition Company III, L.L.C., KKAT Acquisition Company IV, L.L.C., KKAT

Acquisition Company V, L.L.C., KKAT Acquisition Company VII, L.L.C. and KKAT Acquisition Company VIII, L.L.C. an aggregate of 1,258,000 common units of Kohlberg Capital.

James Kohlberg

KAT Associates, LLC

KKAT Acquisition Company III, L.L.C.

Public Note and Equity Holders

3
4

Kohlberg Capital, LLC

Katonah III, Ltd.

Katonah Debt Advisors, L.L.C.

2

Exhibit A

BDC Election and Conversion to a Corporation

5

Prior to the completion of the initial public offering, Kohlberg Capital will file an election on Form N-54A to be regulated as a business development company.

6

Following the filing of the election to be regulated as a business development company, Kohlberg Capital will file an election with the Secretary of State of the State of Delaware to convert from a Delaware limited liability company to a Delaware corporation in accordance with the procedure for such conversion set forth in the limited liability company agreement of Kohlberg Capital and the Delaware General Corporation Law and the Delaware Limited Liability Company Act. In connection with such conversion to a corporation, the name of the company will be changed to Kohlberg Capital Corporation.

Exhibit A

3